PLYMOUTH ROCK TECHNOLOGIES SUPPLIES UAV FOR UNITED NATIONS ASSISTANCE MISSION IN SOMALIA

Plymouth, Massachusetts - January 28, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in developing threat detection and unmanned technologies, is pleased to announce that it has supplied its first Unmanned Aerial Vehicle (UAV) to the United Nations (UN) as part of UNSOM (United Nations Assistance Mission in Somalia) under the United Nations Environment Program (UNEP).

The program is for a reseeding mission. UNEP estimated 8.2 million trees were cut down for charcoal in Somalia between 2011 and 2017, increasing land degradation, food insecurity and vulnerability to flooding and drought. Over 80 percent of charcoal produced in Somalia is exported to Gulf States and neighbouring countries. Illegal trade in charcoal is recognized as a key contributor to insecurity in Somalia, providing a major source of funding for militias, terrorist groups, and other actors linked to conflict, who illegally tax exports.

To address the issues of charcoal in Somalia, both the demand and supply side have to be tackled. To do this, the Government of Somalia needed cooperation to implement the UN Security Council Resolution and ensure the environmental, economic and human losses that happen because of illegal charcoal trade are curbed.

The platform supplied for this application is a highly modified hexacopter drone that has the sensory and beyond visual line of sight (BVLOS) capability of the PRT X1.

"Operating in a war zone, flying BVLOS at night whilst carrying a heavy payload, and delivering it with exact precision is not a simple undertaking," stated Carl Cagliarini, Co-Founder and Chief Strategy Officer of PRT. "Not to mention in all weather conditions and on a 20 nautical mile round trip! The technologies within this UAV platform combined are not dissimilar to that found on military assets. The task of stripping away every ounce of weight to add the means for stealth flight and essential mission tools was critical," concluded Cagliarini.

"Notwithstanding the tremendous accolade of serving a UN mission, but one with an undertaking of such ecological and economic importance is an honor for all of our staff and the company as a whole," stated Dana Wheeler, Co-Founder and CEO of PRT. "I believe that this deployment is a further example of the world class ingenuity and engineering capability within the PRT team and it's technology partnerships. Working on essential UK NHS programs along with completing the UN shipment during the first week of the new year required our staff to work through the holidays and COVID-19 restrictions is testimony of our team commitment to delivering what is required when it is essential," concluded Wheeler.

"During my many years in government service, I got to witness firsthand the incredible work the United Nations does.  It is a true honor for us at Plymouth Rock Technologies to be part of such an important project," said Douglas Smith, Chairman of Plymouth Rock and former Assistant Secretary of Homeland Security.

Pre-Delivery Testing images and operational footage will be uploaded to the company Social Media Platforms.

About the United Nations (UN)

The United Nations is an international organization founded in 1945.  It is currently made up of 193 Member States.  The mission and work of the United Nations are guided by the purposes and principles contained in its founding Charter.

The Purposes of the United Nations are:

  To maintain international peace and security, and to that end: to take effective collective measures for the prevention and removal of threats to the peace, and for the suppression of acts of aggression or other breaches of the peace, and to bring about by peaceful means, and in conformity with the principles of justice and international law, adjustment or settlement of international disputes or situations which might lead to a breach of the peace;
  To develop friendly relations among nations based on respect for the principle of equal rights and self-determination of peoples, and to take other appropriate measures to strengthen universal peace;
  To achieve international co-operation in solving international problems of an economic, social, cultural, or humanitarian character, and in promoting and encouraging respect for human rights and for fundamental freedoms for all without distinction as to race, sex, language, or religion; and
  To be a centre for harmonizing the actions of nations in the attainment of these common ends.

https://www.un.org/

About UNSOM (United Nations Assistance Mission in Somalia)

The United Nations Assistance Mission in Somalia (UNSOM) was established on 3 June 2013 by UN Security Council Resolution 2102, following a comprehensive assessment of the United Nations in support of the establishment of the Federal Government of Somalia. The mandate of UNSOM was subsequently renewed by Security Council resolutions 2158 (2014), 2221 (2015), 2232 (2015), 2275 (2016), 2358 (2017), 2408 (2018), 2461 (2019), 2516 (2020), 2527 (2020), and 2540 (2020). The current mandate is valid until 31 August 2021.

Unanimously adopting resolution 2102 (2013), the Council decided that the mandate of UNSOM  would include the provision of policy advice to the Federal Government and the African Union Mission in Somalia (AMISOM) on peacebuilding and state-building in the areas of governance, security sector reform and rule of law (including the disengagement of combatants), development of a federal system (including state formation), constitutional review, democratisation (including preparations for the 2016 political transition) and coordination of international donor support.

https://unsom.unmissions.org

About the United Nations Environment Programme (UNEP)

The United Nations Environment Programme (UNEP) is the leading global environmental authority that sets the global environmental agenda, promotes the coherent implementation of the environmental dimension of sustainable development within the United Nations system, and serves as an authoritative advocate for the global environment.

Our mission is to provide leadership and encourage partnership in caring for the environment by inspiring, informing, and enabling nations and peoples to improve their quality of life without compromising that of future generations.

https://www.unep.org

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defence and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward Looking Statements

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